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                                                         Exhibit Index on Page 2

                                   FORM 11-K

                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934




(Mark One)

  [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934.
             For the fiscal year ended:  December 31, 1999

  OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
             For the transition period from       to



Commission file number     1- 3208

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Lithonia Lighting 401(k) Plan for Hourly Employees


  B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

        National Service Industries, Inc.
        1420 Peachtree Street, NE
        Atlanta, Georgia 30309

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REQUIRED INFORMATION

The following documents are filed as a part of this report:

1.   Financial Statements


     Plan financial statements prepared in accordance with the financial reporting requirements of ERISA include the following:

     Report of Independent Public Accountants

     Statement of Net Assets Available for Benefits as of December 31, 1999

     Statement of Changes in Net Assets Available for Benefits for the Period from Inception (January 1, 1999) through December 31, 1999

     Notes to Financial Statements

2.   Exhibits
                                                             Sequentially
                                                               Numbered
     The following exhibit is filed with this report:            Page

     23     Consent of Arthur Andersen LLP                        10



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             Lithonia Ligthing 401(k) Plan for Hourly Employees


Date: November 3, 2000        By:   National Service Industries, Inc.
                                    Plan Administrator

                              By:    /s/ James S. Balloun
                              Name:  James S. Balloun
                              Title: Chairman and Chief Executive Officer

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                                                                          Page 3
               Lithonia Lighting 401(k)Plan for Hourly Employees

                              Financial Statements
                            as of December 31, 1999
                         Together With Auditors' Report


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of
Lithonia Lighting 401(k) Plan for Hourly Employees:


We have audited the accompanying statement of net assets available for benefits of LITHONIA LIGHTING 401(k) PLAN FOR HOURLY EMPLOYEES as of December 31,1999 and the related statement of changes in net assets available for benefits for the period from inception (January 1, 1999) through December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and the changes in its net assets available for benefits for the period from inception (January 1, 1999) through December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Atlanta, Georgia
September 8, 2000


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               LITHONIA LIGHTING 401(k) PLAN FOR HOURLY EMPLOYEES
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               DECEMBER 31, 1999



INVESTMENT IN NSI DC TRUST,
        at fair value (Notes 2 and 3)                                   $94,343

PARTICIPANT CONTRIBUTIONS RECEIVABLE                                      1,566
                                                                       ---------
NET ASSETS AVAILABLE FOR BENEFITS                                       $95,909
                                                                       =========









The accompanying notes are an integral part of this statement.


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                                                                          Page 5


               LITHONIA LIGHTING 401(k) PLAN FOR HOURLY EMPLOYEES

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
   FOR THE PERIOD FROM INCEPTION (JANUARY 1, 1999) THROUGH DECEMBER 31, 1999



PARTICIPANT CONTRIBUTIONS                                               $92,283

NET GAIN FROM INVESTMENT IN NSI DC TRUST (Note 3)                         5,445

BENEFITS PAID TO PARTICIPANTS                                            (1,819)
                                                                       ---------
NET INCREASE                                                             95,909

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of period                                                       0
                                                                       ---------
    End of period                                                       $95,909
                                                                       =========








The accompanying notes are an integral part of this statement.


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               LITHONIA LIGHTING 401(k) PLAN FOR HOURLY EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1999


  1.     PLAN DESCRIPTION

The following is a brief description of the Lithonia Lighting 401(k) Plan for Hourly Employees (the "Plan") of the Lithonia Lighting Division of National Service Industries, Inc. (Georgia) and the Lithonia Lighting Division of NSI Enterprises, Inc. (together, the "Employer"). Both National Service Industries, Inc. of Georgia and NSI Enterprises, Inc. are wholly owned subsidiaries of National Service Industries, Inc. ("NSI"). This description is provided for informational purposes only. Participants should refer to the plan agreement for a complete description.

General

The Plan was adopted effective January 1, 1999 (inception) and is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code (IRC) with a 401(k) feature. The Plan covers hourly employees of the Employer who are members of any group which has been designated by the company as an eligible group and who have completed six months of service, as defined, and who are at least 21 years of age. Entry dates are the first day of each calendar month. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Contributions

Only the participants make contributions; no employer contributions are permitted. Participants may elect to contribute between 1% and 15% of before-tax compensation, as defined in the Plan, subject to certain limitations under the IRC.

Vesting

Participants are always fully vested in their voluntary contributions and the earnings thereon.

Administration

The responsibility for administration of the Plan rests with the Employer. The Employer paid all administrative expenses of the Plan during the 1999 plan year.

Participants Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the particular participant's contributions as well as the participant's share of the Plan's income and any related investment management fees and expenses.

Investment in Master Trust

The Plan's assets are commingled in the National Service Industries, Inc. Defined Contribution Plans Master Trust (the NSI DC Trust) together with the assets of certain defined contribution plans of other NSI divisions. The investments of the NSI DC Trust are subject to certain administrative guidelines

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                                                                          Page 7

and limitations as to the type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under these general guidelines.

Institutional  Trust  Company  ("ITC")  is the  appointed  trustee of the NSI DC
Trust.

Investment Options

The separate investment options made available under the Plan may be changed, eliminated, or modified from time to time by the investment committee of the NSI DC Trust. Participants make their investment elections in 1% increments, with changes allowed on a daily basis.

The separate investment options offered by the Plan are as follows:

     Diversified Equity Fund. This fund is invested in a mutual fund that is designed to invest in a broad range of common stocks providing capital growth.

     Stable Value Fund. This is a fixed income fund designed to provide a steady level of current income while focusing on preservation of principal. The majority of this fund's assets are investment contracts (GICs) and synthetic GICs with insurance companies and banks. This fund is managed by ITC or its affiliates.

     Balanced Fund. This fund is invested in a commingled fund that invests in a changing mix of high-quality stocks and bonds. The fund is designed to provide capital growth and current income while limiting the risk of principal loss. This fund is managed by ITC or its affiliates.

     NSI Stock Fund. This fund is invested primarily in NSI common stock, although it may hold other short-term investments from time to time. A participant may not direct more than 50% of his/her account balance to be invested in this fund. Shares allocated to a participant's account are voted by the participant on all matters presented to the shareholders of NSI.

     International Fund. This fund is invested in a mutual fund that invests in the stock of non-U.S. companies and is designed to provide long-term growth.

     S & P 500 Index Fund. This fund is invested in a mutual fund that invests in all of the stocks in the Standard & Poor's 500 Composite Stock Price Index.

     Small Company Growth Fund. This fund is invested in a mutual fund that invests in small or emerging companies that show potential for increased size and profitability. The fund seeks little or no current income. This fund is managed by ITC or its affiliates.

     Bond Index Fund. This fund is invested in a collective trust that invests in a well-diversified portfolio that is representative of the domestic investment-grade bond market, and is designed to match the returns of the Lehman Brothers Aggregate Bond Index.


Loans to Participants

Loans to participants are not permitted.

Benefits

A participant or his/her beneficiary is entitled to receive the distribution of his/her vested account balance upon death, disability, retirement (age 65), or other termination of employment. These benefits are payable in a lump-sum amount.

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Benefits are payable in cash, except that any portion of a participant's account balance which is invested in the NSI Stock Fund may be distributed in the form of shares of NSI common stock, with fractional shares paid in cash, at the request of the participant.

Hardship   withdrawals  may  be  made  upon  proven  financial   hardship  of  a
participant, as defined in the plan agreement and as approved by the plan administrator.

Plan Termination

Although the Employer intends for the Plan to be permanent, the Plan provides that the Employer has the right to discontinue contributions or to terminate the Plan at any time. In the event of plan termination, the participants are vested in the amounts allocated to their respective accounts; however, the accounts shall continue to be held by the trustee until such time as the participants terminate their employment or otherwise become entitled to such vested benefits under the provisions of the Plan.

  2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are maintained by the trustee on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting by application of memorandum entries. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Investment Valuation

Investments of the NSI DC Trust, except for the GICs, are stated at fair value, as determined by the trustee from quoted market prices. Securities traded on a national exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price.

GICs included in the NSI DC Trust are fully benefit-responsive and are therefore carried at contract value (cost plus accrued interest) by the NSI DC Trust in accordance with Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." At December 31, 1999, contract value approximates fair value. At December 31, 1999, the weighted average crediting interest rate was 6.18%. For the year ended December 31, 1999, the annual yield on the GICs held by the NSI DC Trust was 6.4%. For certain of the GICs held by the NSI DC Trust, crediting interest rates may be changed if certain events occur, such as early retirements, plant closings, etc., but in no case are adjusted to a rate less than 0%.

GICs are subject to credit risk based on the ability of the issuers to meet interest or principal payments, or both, as they become due.

Certain GICs included in the NSI DC Trust are synthetic; that is, the NSI DC Trust owns certain fixed income securities, and the contract issuer provides a "wrapper" that guarantees a fixed rate of return and provides benefit responsiveness. At December 31, 1999, the fair value of the underlying assets of the synthetic GICs (determined from quoted market prices) was $54,030,000 and the value of the related wrapper contracts was $990,000.

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  3.     NSI DC TRust

Investment Income

Investment income of the NSI DC Trust for the year ended December 31, 1999 is summarized as follows:


Interest income                                                     $ 4,392,012
Dividends on NSI common stock                                           492,305
Net depreciation in fair value of NSI common stock                   (3,126,435)
Net loss from common/collective trusts                                 (389,640)
Net income from mutual funds                                         21,103,949
                                                                    ------------
                      Total investment income                       $22,472,191
                                                                    ============


Net Assets

The net assets of the NSI DC Trust are as follows as of December 31, 1999:

Mutual funds                                                       $150,101,844
Common/collective trusts                                             61,734,231
Guaranteed investment contracts                                      62,398,546
NSI common stock                                                     11,026,746
Loans receivable from participants                                    7,942,464
Cash equivalents                                                      4,873,957
                                                                   -------------
                                                                    298,077,788
Accrued investment income                                                23,712
Adjustments for pending trades                                          219,969
Accrued expenses and other                                              (28,248)
                                                                   -------------
Net assets                                                         $298,293,221
                                                                   =============


The allocation of the net assets of the NSI DC Trust to participating plans is based on participant units and is as follows as of December 31, 1999:

                                                                          Amount         Percent



Lithonia Lighting 401(k) Plan for Hourly Employees                     $     94,343       0.03%
All other plans                                                         298,198,878      99.97
                                                                       -------------  -----------
              Total                                                    $298,293,221     100.00%
                                                                       =============  ===========

Investment in NSI Common Stock>


As of December 31, 1999, approximately 3.7% of the NSI DC Trust's net assets were invested in the common stock of NSI, a party in interest to the Plan.


  4.     Tax Status

The Plan has not yet applied for a determination letter from the Internal Revenue Service. The plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and that the related trust was tax-exempt as of December 31, 1999.